Exhibit 99.1

Stevanato Group Reports Third Quarter 2022 Financial Results

PIOMBINO DESE, Italy – November 8, 2022 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the third quarter of 2022.

Third Quarter 2022 Highlights

•
Third quarter revenue increased 14% to €245.3 million, over the same period last year
•
Revenue from high value solutions was approximately 30% of total revenue
•
Reported diluted earnings per share of €0.14 and adjusted diluted earnings per share of €0.14
•
Adjusted EBITDA totaled €65.8 million with an adjusted EBITDA margin of 26.8%
•
Committed backlog increased 21% to approximately €1.01 billion, over the same period last year
•
The Company is raising its full year 2022 guidance primarily related to favorable currency effects

Third quarter consolidated results
Revenue for the third quarter of 2022 increased 14% to €245.3 million (approximately 11% on a constant currency basis), compared to the same period last year, driven by growth in the Biopharmaceutical and Diagnostic Solutions (BDS) segment and favorable foreign currency translation. Revenue contributions from more accretive, high value solutions increased to 30% of total revenue for the third quarter of 2022, compared to 23% for the same period last year. In the third quarter of 2022, revenue related to Covid-19 decreased to approximately 13% of total revenue, compared to approximately 16% in the third quarter of 2021.

For the third quarter of 2022, gross profit margin increased 210 basis points to 31.6%, compared to the same period last year, driven by a higher mix of high value solutions in the BDS Segment, improved gross profit margin in the Engineering Segment and favorable currency translation. The increase was partially offset by a rise in inflationary costs, especially utilities and logistics. The Company has recovered the majority of these costs through price adjustments and expects additional recoveries in future periods.

Operating profit margin for the third quarter of 2022 increased to 19.4%, compared to 13.2% in the prior-year period which included a discretionary bonus for employees of approximately €6.7 million. The expansion in operating profit margin was driven mainly by increased gross profit, lower general and administrative expenses, and higher other income which included residual fees from a previously disclosed contract modification.

For the third quarter of 2022, net profit totaled €36.3 million, or €0.14 of diluted earnings per share, while adjusted net profit was €37.7 million or €0.14 of adjusted diluted earnings per share. For the third quarter, adjusted EBITDA totaled €65.8 million with an adjusted EBITDA margin of 26.8%.

Franco Moro, Chief Executive Officer, stated, “We are pleased with our overall financial results in the third quarter of 2022, delivering double-digit revenue growth and an expanding EBITDA margin. While inflationary costs tempered gross profit margin, we are proactively implementing efforts to mitigate the impacts in the current global business environment. We remain confident in our long-term growth strategy driven by our customer’s increasing demands for our integrated high

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

value solutions which promote higher quality, increased speed to market and reduced total cost of ownership. We are well positioned to continue to benefit from favorable secular tailwinds in our growing end markets."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
For the third quarter of 2022, revenue (external customer sales) from the BDS segment grew 20% to €207.1 million (approximately 15% on a constant currency basis), driven by growth in core drug containment products.

Contributions from high value solutions increased 54% to €74.4 million and represented approximately 36% of segment revenue. Revenue from other containment and delivery solutions increased 7% to €132.7 million.

Year-over-year gross profit margin expansion was mainly driven by a greater mix of more accretive high value solutions and favorable currency translation, which helped offset inflation, and resulted in a gross profit margin* of 32.7% in the third quarter of 2022, compared to 31.2% in the same period last year. For the third quarter of 2022, operating profit margin increased to 22.8%, compared to 18.1% in the same period last year, driven by higher gross profit, lower general and administrative costs, and an increase in other income.

Engineering Segment
For the third quarter of 2022, revenue (external customer sales) from the Engineering segment decreased by 9% to €38.2 million, compared to the same period last year, mostly due to the timing and progression of projects in certain business lines, and in line with Company expectations.

For the third quarter of 2022, gross profit margin* increased to 21.5%, compared to 15.4% for the third quarter of last year, driven by a higher mix of revenue from more accretive business lines and ongoing business optimization efforts. As a result, operating profit margin* improved to 14.0% driven by higher gross profit and lower general and administrative costs.

*Calculated including intersegment transactions

Balance Sheet and Cash Flow
As of September 30, the Company had a positive net financial position of €49.6 million and cash and cash equivalents totaled €259.9 million. As expected, capital expenditures in the third quarter of 2022 increased to €71.1 million as the Company invests in its global expansion initiatives.

For the third quarter of 2022, net cash used for operating activities was €3.8 million and reflects increased working capital needs to fund growth initiatives and higher levels of inventory to mitigate supply chain risk in the current environment. For the three months ended September 30, 2022, free cash flow was negative €46.3 million, mostly due cash used in investing of €43.2 million.

New Order Intake and Backlog
For the third quarter of 2022, new order intake totaled €247 million, compared to €310 million in the same period last year. The year-over-year decrease was due to a significant decline in Covid-19 orders. Excluding new orders related to Covid-19, new order intake increased by approximately 6% in the third quarter of 2022, compared to the same period last year, demonstrating that the underlying demand trends remain strong.

The Company ended the third quarter with a committed backlog of approximately €1.01 billion, a 21% increase over the same period last year.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Full Year 2022 Guidance
The Company is raising its full year guidance primarily as a result of favorable currency translation. The updated guidance also considers the dynamic operating environment including the wind-down of Covid-19 revenue that is being backfilled by new work, the shift to high value solutions, and actions taken to accelerate efficiencies and implement cost management initiatives to help offset inflation. As a result, the Company now expects:

•
Revenue in the range of €961 million to €971 million
•
Adjusted diluted EPS in the range of €0.52 to €0.54
•
Adjusted EBITDA in the range of €254.5 million to €260.0 million

Executive Chairman, Franco Stevanato, concluded, "We believe our integrated end-to-end capabilities and robust portfolio of injectable products are ideally suited to match the demanding requirements of highly sensitive treatments such as GLP-1s. Thanks to the scientific and technological capabilities that we offer through our technology excellence centers, we are supporting our customers in the early-stage development of new molecules, and we are building a robust pipeline of promising opportunities. We believe we are well positioned to capitalize on these opportunities as we continue to drive shareholder value."

Conference Call
The Company will host a conference call to discuss the financial results at 8:30 a.m. Eastern Time (14:30 Central European Time) on Tuesday, November 8, 2022. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the slide presentation, please visit the “Financial Results” page, under the Financial Information tab of the Company's Investor Relations section of its website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link:

https://87399.choruscall.eu/links/stevanato221108.html

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: + 39 02 802 09 11

UK: + 44 1 212 818004

USA: +1 718 705 8796

USA Toll Free: +1 855 265 6958

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website at:

https://ir.stevanatogroup.com/financial-results.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects,” “are implementing,” “increasing,” “well positioned,” “continue,” “remain,” “growing,” “raising,” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the investments the Company expects to receive, the expansion of manufacturing capacity, the Company’s plans regarding its presence in the U.S., business strategies, the Company’s capacity to meet future market demands and support preparedness for future public health emergencies, and results of operations. The

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our annual report on Form 20-F/A for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission on April 5, 2022. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2022	%	2021	%	2022	%	2021	%

Revenue	245.3	100.0%	214.5	100.0%	691.6	100.0%	611.3	100.0%
Costs of sales	167.7	68.4%	151.3	70.5%	472.0	68.2%	419.0	68.5%
Gross Profit	77.5	31.6%	63.3	29.5%	219.6	31.8%	192.4	31.5%
Other operating Income	3.4	1.4%	1.7	0.8%	12.1	1.7%	7.2	1.2%
Selling and Marketing Expenses	5.9	2.4%	4.7	2.2%	17.8	2.6%	16.0	2.6%
Research and Development Expenses	7.6	3.1%	7.4	3.4%	23.8	3.4%	20.1	3.3%
General and Administrative Expenses	19.9	8.2%	24.7	11.5%	60.8	8.8%	44.7	7.3%
Operating Profit	47.5	19.4%	28.2	13.2%	129.3	18.7%	118.8	19.4%
Finance Income	6.7	2.7%	2.1	1.0%	17.2	2.5%	6.4	1.0%
Finance Expense	8.3	3.4%	8.0	3.7%	22.7	3.3%	13.7	2.2%
Share of Profit of an Associate	—	0.0%	0.2	0.1%	—	0.0%	0.5	0.1%
Profit Before Tax	46.0	18.8%	22.4	10.4%	123.8	17.9%	112.0	18.3%
Income Taxes	9.8	4.0%	3.8	1.8%	29.1	4.2%	22.3	3.6%
Net Profit	36.3	14.8%	18.6	8.7%	94.7	13.7%	89.7	14.7%
Earnings per share
Basic earnings per common share	0.14		0.07		0.36		0.36
Diluted earnings per common share	0.14		0.07		0.36		0.36

Average common shares outstanding	264.7		264.5		264.7		248.7
Average shares assuming dilution	264.7		264.5		264.7		248.7

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reported Segment Information

(Amounts in € millions)

(Unaudited)

	For the three months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	207.1	38.2	—	245.3
Inter-Segment	0.4	32.5	(32.9)	—
Revenue	207.5	70.7	(32.9)	245.3

Gross Profit	67.8	15.2	(5.5)	77.5
Gross Profit Margin	32.7%	21.5%	16.7%	31.6%

Operating Profit	47.3	9.9	(9.7)	47.5
Operating Profit Margin	22.8%	14.0%	29.5%	19.4%

	For the three months ended September 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	172.8	41.8	—	214.5
Inter-Segment	0.3	17.7	(18.0)	—
Revenue	173.1	59.5	(18.0)	214.5

Gross Profit	53.9	9.1	0.2	63.3
Gross Profit Margin	31.2%	15.4%	-1.1%	29.5%

Operating Profit	31.3	4.2	(7.3)	28.2
Operating Profit Margin	18.1%	7.1%	40.6%	13.1%

	For the nine months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	568.1	123.4	—	691.6
Inter-Segment	1.0	83.7	(84.7)	—
Revenue	569.1	207.1	(84.7)	691.6

Gross Profit	188.2	45.1	(13.7)	219.6
Gross Profit Margin	33.1%	21.8%		31.8%

Operating Profit	127.6	30.0	(28.3)	129.3
Operating Profit Margin	22.4%	14.5%		18.7%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

	For the nine months ended September 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	508.2	103.2	—	611.3
Inter-Segment	0.8	39.3	(40.1)	—
Revenue	509.0	142.5	(40.1)	611.3

Gross Profit	168.8	25.6	(2.0)	192.4
Gross Profit Margin	33.2%	18.0%		31.5%

Operating Profit	111.2	12.0	(4.4)	118.8
Operating Profit Margin	21.8%	8.4%		19.4%

Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Cash flow from operating activities	(3.8)	17.9	43.6	77.9
Cash flow used in investing activities	(43.2)	(28.6)	(174.1)	(75.3)
Cash flow from/ (used in) financing activities	(9.9)	337.1	(25.9)	307.3
Net change in cash and cash equivalents	(57.0)	326.4	(156.5)	309.8

Non-U.S. GAAP Financial Information

This press release contains non-U.S. GAAP financial measures. Please refer to "Non-U.S. GAAP Financial Information" and the tables included in this press release for a reconciliation of non-U.S. GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

(Unaudited)

Three months ended September 30, 2022	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	207.1	38.2
Effect of changes in currency translation rates	(8.1)	0.0
Organic Revenue (Non-IFRS GAAP)	199.0	38.2

Nine months ended September 30, 2022	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	568.1	123.4
Effect of changes in currency translation rates	(19.8)	0.0
Organic Revenue (Non-IFRS GAAP)	548.3	123.4

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of EBITDA

(Amounts in € millions)

(Unaudited)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2022	2021	%	2022	2021	%
Net Profit	36.3	18.6	95.2%	94.7	89.7	5.6%
Income Taxes	9.8	3.8	157.9%	29.1	22.3	30.5%
Finance Income	(6.8)	(2.1)	223.8%	(17.2)	(6.4)	168.8%
Finance Expenses	8.3	8.0	3.8%	22.7	13.7	65.7%
Share of profit of an associate	—	(0.2)	(100.0)%	—	(0.5)	(100.0)%
Operating Profit	47.5	28.2	68.4%	129.3	118.7	8.9%
Depreciation and Amortization	16.7	14.9	12.1%	47.8	41.3	15.7%
EBITDA	64.2	43.2	48.6%	177.1	160.0	10.7%

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended September 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	64.2	47.5	9.8	36.3	0.14
Adjusting items:
Start-up costs new plants (1)	1.6	1.6	0.2	1.4	0.01
Adjusted	65.8	49.1	10.0	37.7	0.14
Adjusted Margin	26.8%	20.0%	—	—	—

Three months ended September 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	43.2	28.2	3.8	18.6	0.07
Adjusting items:
Restructuring and related charges (2)	0.2	0.2	0.1	0.1	0.00
Incentive Plans Settlement (3)	0.0	0.0	0.0	0.0	0.00
IPO costs reversed (booked as at March 31, 2021) (4)	0.7	0.7	0.2	0.5	0.00
Out-of-cycle bonus to personnel (5)	6.7	6.7	1.8	4.9	0.02
Foreign exchange loss for derivates on IPO proceeds (6)	—	—	1.0	3.3	0.01
Start-up costs U.S. plant (1)	0.6	0.6	0.2	0.5	0.00
Patent Box (7)	—	—	1.6	(1.6)	(0.01)
Adjusted	51.4	36.5	8.6	26.4	0.10
Adjusted Margin	24.0%	17.0%	—	—	—

Nine months ended September 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	177.1	129.3	29.1	94.7	0.36
Adjusting items:
Start-up costs new plants (1)	4.6	4.6	1.1	3.5	0.01
Adjusted	181.7	133.9	30.2	98.2	0.36
Adjusted Margin	26.3%	19.4%	—	—	—

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Nine months ended September 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	160.1	118.7	22.3	89.7	0.36
Adjusting items:
Restructuring and related charges (2)	1.2	1.2	0.3	0.9	0.00
Incentive Plans Settlement (3)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
IPO costs (4)	0.7	0.7	0.2	0.5	0.00
Out-of-cycle bonus to personnel (5)	6.7	6.7	1.8	4.9	0.02
Foreign exchange loss for derivates on IPO proceeds (6)	—	—	1.0	3.3	0.01
Start-up costs U.S. plant (1)	0.6	0.6	0.2	0.5	0.00
Patent Box (7)	—	—	7.1	(7.1)	(0.03)
Adjusted	159.4	118.1	28.2	87.5	0.35
Adjusted Margin	26.1%	19.3%	—	—	—

(1) During the three months and nine months ended September 30, 2022, the Group recorded €1.6 million and €4.6 million, respectively, of start-up costs for the new plant in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy. During the first three quarters of 2021, the Group recorded €0.6 million of start-up costs to further the construction of the new plant in Fishers, Indiana, United States.

(2) During the three months and nine months ended September 30, 2021, the Group recorded €0.2 million and €1.2 million, respectively, in restructuring and related charges for the consolidation of Balda plants in the U.S.
(3) During the nine months ended September 30, 2021, the Group recorded €9.9 million, within general and administrative expenses, as an accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers. The three months ended September 30, 2021, are not affected by this non-recurring item.
(4) During the three and nine months ended September 30, 2021, the Group recorded €0.7 million, within general and administrative expenses, relating to the listing of Stevanato Group’s ordinary shares on the NYSE.
(5) During the three and nine months ended September 30, 2021, the Group granted a €6.7 million discretionary, out-of-cycle bonus to employees.

(6) During the three and nine months ended September 30, 2021, the Group recorded €3.3 million, as foreign exchange loss for derivates on IPO proceeds.

(7) During the nine months ended September 30, 2021, the Group reached an agreement with the Italian Tax agency regarding the so-called “Patent box regime,” resulting in a retroactive tax saving for the financial years 2016-2020 amounting to €5.5 million based on our initial estimates.

Capital Employed

(Amounts in € millions)

(Unaudited)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

	As of September 30, 2022	As of December 31, 2021

- Goodwill and Other intangible assets	81.7	79.2
- Right of Use assets	21.0	22.7
- Property, plant and equipment	570.2	392.7
- Investments in associate	—	—
- Financial assets - investments FVTPL	1.1	1.1
- Other non-current financial assets	0.9	1.3
- Deferred tax assets	65.7	55.9
Non-current assets	740.6	552.9

- Inventories	218.1	148.9
- Contract assets	91.7	62.1
- Trade receivables	204.2	165.3
- Trade payables	(203.1)	(164.8)
- Advances from customers	(26.8)	(23.6)
- Contract liabilities	(23.1)	(18.8)
Trade working capital	261.0	169.1

- Tax receivables and Other receivables	80.3	51.4
- Tax payables and Other liabilities	(117.9)	(85.3)
Net working capital	223.4	135.3

- Deferred tax liabilities	(21.7)	(19.1)
- Employees benefits	(8.0)	(11.9)
- Provisions	(4.9)	(3.5)
- Other non-current liabilities	(16.0)	(1.8)
Total non-current liabilities and provisions	(50.6)	(36.3)

Capital employed	913.5	651.9

Net cash	49.6	189.8

Equity	(963.1)	(841.7)

Total equity and net cash	(913.5)	(651.9)

Free Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Cash flow from operating activities	(3.8)	17.9	43.6	77.9
Interest paid	0.7	0.9	2.5	3.1
Interest received	(0.1)	(0.1)	(0.5)	(0.5)
Purchase of property, plant and equipment	(40.4)	(27.3)	(167.1)	(71.4)
Proceeds from sale of property, plant and equipment	—	—	0.5	—
Purchase of intangible assets	(2.7)	(1.3)	(7.8)	(3.4)
Free Cash Flow	(46.3)	(9.9)	(128.8)	5.8

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Net Cash

(Amounts in € millions)

(Unaudited)

	As of September 30,	As of December 31,
	2022	2021
Non-current financial liabilities	(170.8)	(202.3)
Current financial liabilities	(72.9)	(46.2)
Other current financial assets	33.4	27.2
Cash and cash equivalents	259.9	411.0
Net Cash	49.6	189.8

CAPEX

(Amounts in € millions)

(Unaudited)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2022	2021		€2022	2021	€
Addition to Property, plant and equipment	68.4	24.2	44.2	194.6	67.5	127.1
Addition to Intangible Assets	2.7	1.3	1.4	7.8	3.4	4.4
CAPEX	71.1	25.5	45.6	202.4	70.9	131.5

Reconciliation of 2022 Updated Guidance Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS
(Amounts in € millions, except per share data) (Unaudited)

	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	247.9 - 253.4	181.9 - 187.5	133.6 - 137.9	0.50 - 0.52
Adjusting items:
Start-up costs New Plants	6.6	6.6	5.0	0.02
Adjusted	254.5 - 260.0	188.5 - 194.0	138.6 - 142.8	0.52 - 0.54

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290